CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Statements of Additional Information constituting parts of this Post-Effective Amendment No.33 to the registration statement on Form N-1A (the "Registration Statement") of our reports dated October 13, 1997, relating to the financial statements and financial highlights appearing in the August 31, 1997 Annual Reports to Shareholders of Colonial Intermediate U.S. Government, Colonial Short Duration U.S. Government Fund, Colonial Government Money Market Fund and Colonial
Newport Tiger Cub Fund and each a series of Colonial Trust II, which are also incorporated by reference into the Registration Statement. We also consent to the references to us under the headings "The Funds' Financial History" in the Prospectuses and "Independent Accountants" in the Statements of Additional Information.



Price Waterhouse LLP
Boston, Massachusetts
December 17, 1997